February 4, 2020

Mara Ransom
Chief
Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:         OneWater Marine Inc.
Registration Statement on Form S-1
Filed January 27, 2020
File No. 333-232639

Ladies and Gentlemen:

On behalf of OneWater Marine Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 P.M., Washington, D.C. time, on February 6, 2020, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission
February 4, 2020

Very truly yours,

ONEWATER MARINE INC.

By:	/s/ Jack Ezzell
Name:	Jack Ezzell
Title:	Chief Financial Officer

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.
James R. Brown, Vinson & Elkins L.L.P.